November 6, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Toreador Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 14, 2009, as amended April 16, 2009 (the “10-K”)
Definitive Proxy
Filed April 24, 2009 (the “Proxy”)
Response Letter Dated September 25, 2009
File No. 1-34216

Dear Mr. Schwall:

Toreador Resources Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 6, 2009 (the “Comment Letter”) relating to the above-referenced filings.  We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the 10-K and the Proxy, as applicable.

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Definitive Proxy filed April 24, 2009

1.                                       We note your response to our prior comment 3. In future filings, please describe how your compensation consultant determined which surveys were appropriate for each executive. For example, it is not clear why the Mercer 2007 Energy Compensation Survey for Exploration and Production Industry was used in benchmarking compensation for Michael FitzGerald, and not used in benchmarking compensation for your other named executive officers. Please provide us with an example of the disclosure you intend to use.

Response:  Longnecker & Associates (“Longnecker”), the Company’s compensation consultant, informed the Company that it independently researches and selects which surveys will be utilized in benchmarking compensation for the Company’s named executive officers, taking into account the size of the survey respondent companies as compared to the Company.  It analyzes the survey data and determines whether specific data points utilized from published surveys are statistically valid and the extent to which they closely represent the applicable Company position.  Longnecker excludes data from surveys that do not satisfy this criteria; thus, Longnecker may not use each published survey for each position being benchmarked if it believes doing so would yield a statistically invalid and incorrect assessment of the Company’s compensation compared to the market.

In response to the Staff’s comment, the Company will include the above text as disclosure in its future filings to the extent the Company continues to engage Longnecker in this respect.  The Company will include similar disclosure to the extent applicable should the Company revise its procedures for reviewing its executive compensation.

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplemental Oil and Natural Gas Reserves and Standardized Measure Information, page F-38

2.                                       We have reviewed your response to prior comment five of our letter dated August 28, 2009. Please provide us with the following information concerning the 950 MMCF of proved reserves in Hungary and the associated pipeline:

•                  The number of wells these reserves are attributed to;

•                  The results of production testing after the well(s) were drilled, including the rates, volumes, and duration of the tests;

•                  The estimated drainage area of the well(s) and the basis for that estimate;

•                  The estimated start and finish dates for completion of the pipeline;

•                  The distance and estimated cost of the pipeline;

•                  The party that will be paying for the cost of building the pipeline;

•                  The terms of the gas contract, such as the price you will be receiving for the gas, the duration of the gas sales contract, and the maximum and minimum amounts of gas to be delivered per day;

•                  The party that will be purchasing the gas;

•                  Tell us if the gas contract is a binding contract.

Response:  Below please find the requested information concerning the 950 MMCF of proved reserves in Hungary and the associated pipeline.  As disclosed on a Current Report on Form 8-K filed with the Commission on October 6, 2009, on September 30, 2009, the Company completed the sale of Toreador Hungary Ltd., its wholly owned subsidiary (“Toreador Hungary”), marking the Company’s complete exit from Hungary.

•                  The reserves are attributed to one well, the Kiha 15 well (the “KIHA 15”).

•                  The KIHA 15 tested gas during a continuous flow test from November 27, 2006 through November 29, 2006.  Flow rates varied from 1,692 MCFPD at FTP = 1231 PSI at the start of the test to 1,788 MCFPD at FTP = 1253 PSI at the end of the test.  The average rate was 1,930 MCFPD over the 2.3 days duration of the test and the maximum rate was 2.2 MMCFPD.  The total gas produced during the test period was 4.43 MMCFG.

•                  The estimated drainage area of the KIHA 15 is 131 acres.  The areal extent is based on 3D seismic analysis and interpretative geologic mapping utilizing the KIHA 15 and two other wellbores.  The productive reservoir limit is mapped to the lowest known gas as evidenced by well tests in the KIHA 15.

•                  Construction of the pipeline was scheduled to commence in May 2009 with an original expected completion date in the fourth quarter of this year; however, there were delays in construction pending acquisition of required permits including extended negotiations with affected landowners.  In addition, construction of the pipeline temporarily ceased following the Company’s decision to monetize its Hungarian assets following the change in Company management in January 2009.  As such, the pipeline was not completed prior to the sale of Toreador Hungary in September 2009.

•                  The distance of the planned pipeline was 18 km plus an additional 1 km section to connect a second well, and the estimated total cost of construction of the pipeline including associated facilities was $5.44 million.

•                  The total cost of construction of the pipeline to be borne by Toreador Hungary was $4.628 million, of which approximately $1.92 million was incurred prior to the sale of Toreador Hungary in September 2009. The balance of the funding was to be provided by Delta Hydrocarbons BV via its indirect subsidiary TK Services KFT in return for certain usage rights over the pipeline. However, following the temporary suspension of construction  final details of how that payment was to be effected were not yet agreed by the time of the sale of Toreador Hungary.

•                  On April 30, 2009, a binding natural gas supply agreement (the “Contract”) was signed between Toreador Magyarország KFT and E.ON Földgáz Trade Zrt. (“EFT”) whereby EFT agreed to purchase natural gas from the KIHA 15.  Under the terms of the Contract, EFT agreed to purchase the entire production of the KIHA 15 at a price based on an agreed formula determined quarterly based on the average published monthly prices of fuel oil of 1% sulphur content and gas oil of 0.1% sulphur content during the prior nine-month period.  The Contract does not provide for a maximum or minimum amount of gas to be delivered each day.  The Contract provides that the delivery of natural gas from the KIHA 15 to EFT is expected to end in December 2013 or earlier if the reserves deplete and the parties mutually agree that further production becomes uneconomic to either and/or both parties.

•                  As disclosed above, EFT will be purchasing the gas.

•                  As disclosed above, the Contract is binding.

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Should members of the Staff have any questions or require any additional information, please do not hesitate to contact me at +33 147 033 424.

Sincerely,

/s/: Craig M. McKenzie
Craig M. McKenzie
Chief Executive Officer